UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

51job, Inc.

(Name of Issuer)

Common Shares, par value U.S. $0.0001 per share,

including American Depositary Shares representing Common Shares

(Title of Class of Securities)

316827104

(CUSIP Number)

Recruit Holdings Co., Ltd.

GranTokyo SOUTH TOWER

1-9-2 Marunouchi, Chiyoda-ku

Tokyo 100-6640 Japan

Telephone: 81-90-1773-9626

Facsimile: 81-3-5218-1366

Attention: Lowell Brickman

With a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

Facsimile: (212) 558-3588

Attention: Brian E. Hamilton

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 316827104

1.	Names of Reporting Persons. Recruit Holdings Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Shares (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 Common Shares (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person CO

(1)

Pursuant to the Merger Agreement, on May 6, 2022, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Surviving Company”). Immediately following the Effective Time, each common share of the Issuer (“Common Share”) held by the Reporting Person was repurchased and cancelled by the Issuer and the Reporting Person received, in consideration thereof, one (1) newly issued class A ordinary share of the Surviving Company (each a “Class A Ordinary Share) for each Common Share held by the Reporting Person at the Effective Time. As a result of the Merger and related transactions, the Issuer ceased to be a publicly traded company and there are no Common Shares outstanding. The Reporting Person does not beneficially own any Common Shares or have any voting power or dispositive power over any Common Shares.

This Amendment No. 13 (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on April 21, 2006, as amended. Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On May 6, 2022, pursuant to the Merger Agreement, the merger of Merger Sub with and into the Issuer was consummated, with the Issuer continuing as the Surviving Company. As a result of the Merger, the Issuer ceased to be a publicly traded company and became a privately held company beneficially owned by the Continuing Shareholders and the equity investors party to the Interim Investors Agreement. As previously disclosed, the 23,443,981 Common Shares (including 118,750 Common Shares previously represented by ADSs) owned by the Reporting Person at the Effective Time were treated as “Continuing Shares” under the Merger Agreement, as amended, and were therefore unaffected by the Merger. Immediately following the Effective Time, the Reporting Person’s Continuing Shares were repurchased and cancelled by the Issuer and the Reporting Person was issued 23,443,981 Class A Ordinary Shares in the Surviving Company.

On May 6, 2022, following the consummation of the transactions contemplated by the Merger Agreement and pursuant to the Recruit Support Agreement, as amended, (i) the Reporting Person’s Continuing Shares were repurchased and cancelled by the Issuer and the Reporting Person was issued 23,443,981 Class A Ordinary Shares in the Surviving Company in consideration for such repurchase and (ii) the Reporting Person purchased and subscribed for a convertible bond issued by the Surviving Company (the “Convertible Bond”) in consideration for the repurchase by the Surviving Company of 3,699,424 Class A Ordinary Shares held by the Reporting Person. On May 9, 2022, pursuant to the Recruit Support Agreement, as amended, the Reporting Person sold an aggregate of 4,983,857 Class A Ordinary Shares to Oriental Poppy Limited, Ocean Ascend Limited and RY Elevate Inc. at the same US$61.00 per share price paid for Common Shares in the Merger. As of the date of this Amendment, the Reporting Person owns 14,760,700 Class A Ordinary Shares.

As a result of the Merger, all Common Shares have been cancelled and ceased to be outstanding and the ADSs of the Issuer ceased to trade on the Nasdaq Global Select Market (“Nasdaq”) following the close of trading on May 6, 2022 and became eligible for delisting from the Nasdaq and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Act. On May 6, 2022, a Notification of Removal from Listing and/or Registration under Section 12(b) of the Act on Form 25 was filed with the Securities and Exchange Commission (“SEC”) on behalf of the Issuer in connection with the consummation of the Merger. The delisting of the ADSs of the Issuer on Nasdaq will become effective 10 days after the filing of the Form 25 and the Section 12(b) deregistration of the Common Shares underlying them will become effective 90 days after the filing of the Form 25, or such shorter period as may be determined by the SEC. The Issuer intends to suspend its reporting obligations and termination registration under Section 12(g) of the Act by filing a Certification and Notice of Termination of Registration on Form 15 with the SEC as promptly as practicable. The Issuer’s reporting obligations under the Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the Section 12(g) deregistration becomes effective.

Item 5.	Interest in Securities of the Issuer

Sub-items (a), (b) and (c) of Item 5 are hereby amended and restated as follows:

(a)-(b) As a result of the Merger and related transactions, there are no Common Shares outstanding and the Reporting Person does not beneficially own any Common Shares or have any voting power or dispositive power over any Common Shares. As a result of the transactions described in Item 4, the Reporting Person may be deemed to beneficially own, and have sole voting and dispositive power with respect to, an aggregate of 14,760,700 Class A Ordinary Shares. This aggregate share ownership does not include the Class A Ordinary Shares underlying the Convertible Bond.

(c) Except as set forth in Item 4 of this Amendment or previously reported in the Schedule 13D, the Reporting Person has not effected any transactions in the Common Shares (including Common Shares in the form of ADSs) during the past 60 days.

(d) Not applicable.

(e) As a result of the Merger and related transactions, there are no Common Shares outstanding. The Reporting Person ceased to beneficially own any Common Shares on May 6, 2022.

The Reporting Person may be deemed to have formed a “group” with Rick Yan, RY Holdings Inc., a British Virgin Islands company wholly owned by Mr. Yan, RY Elevate Inc., a British Virgin Islands company wholly owned by RY Holdings Inc., Kathleen Chien, and LLW Holding Ltd. (collectively with the Reporting Person, the “Continuing Shareholders”) pursuant to Section 13(d) of the Act as a result of their actions in respect of the Merger. However, the Reporting Person expressly disclaims beneficial ownership for all purposes of the shares and ADSs beneficially owned (or deemed to be beneficially owned) by the Continuing Shareholders. The Reporting Person is only responsible for the information contained in the Schedule 13D and this Amendment and assumes no responsibility for information contained in any other Schedule 13D (or any amendment thereto) filed by any Continuing Shareholder (other than the Reporting Person) or any of its affiliates.

Item 7.	Material to Be Filed as Exhibits

No.	Exhibit

99.1	Stock Purchase Agreement, dated April 5, 2006, by and among the Reporting Person and Sellers (previously filed)

99.2	Assignment Agreement, dated April 18, 2006, among the Reporting Person and Sellers (previously filed)

99.3	Stock Purchase Agreement, dated March 13, 2012, by and between the Reporting Person and Mr. Honda (previously filed)

99.4	Lock-Up Letter Agreement, dated April 3, 2014, by and between the Reporting Person, Mr. Watanabe and the other directors and executive officers of the Company, on the one hand, and Credit Suisse and J. P. Morgan, on the other hand (previously filed)

99.5	Stock Purchase Agreement, dated July 28, 2017, by and between the Reporting Person and Mr. Watanabe (previously filed)

99.6	Support Agreement, dated June 21, 2021, by and between the Reporting Person, Merger Sub, Oriental Poppy Limited, Ocean Ascend Limited and RY Elevate Inc. (previously filed)

99.7	Interim Investors Agreement, dated June 21, 2021, by and between the Reporting Person, Merger Sub, Mr. Rick Yan, RY Holdings Inc., RY Elevate Inc., Oriental Poppy Limited, Ocean Ascend Limited and 51 Elevate Limited. (previously filed)

99.8	Limited Guarantee, dated June 21, 2021, by the Reporting Person (previously filed)

99.9	Proposal Letter, dated January 12, 2022 (previously filed)

99.10	Amendment No. 1 to Support Agreement, dated March 1, 2022, by and between the Reporting Person, Merger Sub, Oriental Poppy Limited, Ocean Ascend Limited and RY Elevate Inc. (previously filed)

99.11	Amendment No. 1 to Interim Investors Agreement, dated March 1, 2022, by and between the Reporting Person, Merger Sub, Mr. Rick Yan, RY Holdings Inc., RY Elevate Inc., Oriental Poppy Limited, Ocean Ascend Limited and 51 Elevate Limited (previously filed)

99.12	Amended and Restated Limited Guarantee, dated March 1, 2022, by the Reporting Person (previously filed)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2022

Recruit Holdings Co., Ltd.
By:	/s/ Masumi Minegishi
Name:	Masumi Minegishi
Title:	Representative Director, Chairperson